Exhibit 3

                                 PERDIGAO S. A.
                           CNPJ-MF 01.838.723/0001-27
                                 Public Company

            SUMMARY OF THE MINUTES OF THE FIRST/2004 ORDINARY MEETING
                            OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 19, 2004, at 11:00 a.m., at Av. Escola Politecnica, 760, Sao Paulo, SP. QUORUM: Absolute Majority of the Members. ON
MOTION: Eggon Joao da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Approval of the Year 2003
Accounts: After an audit of the year 2003 accounts, the Board of Directors together with the Fiscal Council decided to aprove them, sending them to be aproved by the General Shareholders' Meeting. They also approved the Management Report related to the year 2003.2) Proposal for the Ordinary and Extraordinary
Assembly: The Board of Directors and the Fiscal Council, jointly, deliberated the approval of the proposals to be sent for consideration in the General Shareholders Assembly which will be held on April 06th, 2004. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon Joao da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luis Carlos Fernandes Afonso; Adezio de Almeida Lima; Francisco de Oliveira Filho; Wilson Carlos Duarte Delfino. (I do hereby certify that the present is a summary of the original minute transcribed in the Book n(0)1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 166).


                           NEY ANTONIO FLORES SCHWARTZ
                                    Secretary